KH 8/17

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 17 2011
WASH, DC
211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~[illegible]~~ 8-49466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIT Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 West 42nd Street
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave.	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11021681

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 8/17

OATH OR AFFIRMATION

I, Peter Justini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIT Capital Securities LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
STATE OF NEW JERSEY
CATHERINE A. JULIANO
MY COMMISSION EXPIRES 04/13/2011

Signature

Director, CFO

Title

Catherine A. J

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIT Capital Securities LLC

**(A wholly-owned subsidiary of CIT Capital USA Inc.,
whose ultimate parent is CIT Group Inc.)**

Financial Statements and Supplemental Information Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2010

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Index
December 31, 2010

Page(s)

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Report of Independent Auditors

To the Board of Directors
CIT Capital Securities LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's capital, and of cash flows present fairly, in all material respects, the financial position of CIT Capital Securities LLC (the "Company") at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a wholly-owned subsidiary of CIT Capital USA Inc., whose ultimate parent is CIT Group Inc. As disclosed in Note 4 of the financial statements, the Company has extensive transactions with certain affiliated companies. The financial position and results of operations of the Company is not indicative of that which would have been had the Company operated independently.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules on pages 9 and 10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and,in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2011

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Statement of Financial Condition
December 31, 2010

Assets		
Cash		$18,610,645
Prepaid expenses		30,050
Furniture & office equipment		1,387
	Total assets	$18,642,082
Liabilities and Member's Capital		
Accrued liabilities		$ 60,024
Due to affiliates (Note 4)		14,823,632
	Total liabilities	$14,883,656
Member's capital		$ 3,758,426
	Total liabilities and member's capital	$18,642,082

The accompanying notes are an integral part of these financial statements.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Statement of Operations
Year Ended December 31, 2010

Revenues	
Private placement and advisory fees (Note 4)	$ 5,207,671
Interest income	25,593
	$ 5,233,264
Expenses	
Employee compensation and benefits (Notes 4 & 7)	3,686,036
Operating and administrative expenses (Note 4)	5,178,941
Regulatory expenses	43,095
	8,908,072
Net loss before income taxes	(3,674,808)
Income tax benefit (Note 5)	-
Net loss	$ (3,674,808)

The accompanying notes are an integral part of these financial statements.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Statement of Changes in Member's Capital
Year Ended December 31, 2010

Balance, December 31, 2009	$ 7,433,234
Net loss	(3,674,808)
Balance, December 31, 2010	$ 3,758,426

The accompanying notes are an integral part of these financial statements.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities	
Net loss	$ (3,674,808)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	9,689
Increase in due to affiliates	6,783,735
Decrease in accounts receivable	115,699
Decrease in prepaid expenses	8,045
Decrease in accounts payable and accrued expenses	(8,976)
Cash flows provided by operating activities	3,233,384
Cash flows from investing activities	
Sale of furniture and office equipment	41,898
Cash flows provided by investing activities	41,898
Increase in cash for the year	3,275,282
Cash at	
Beginning of year	15,335,363
End of Year	$ 18,610,645

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

CIT Capital Securities LLC (the "Company") is a wholly-owned subsidiary of CIT Capital USA Inc. (formerly named Newcourt Capital USA, Inc., "Parent"), whose ultimate parent is CIT Group Inc. ("CIT"), collectively "Affiliates". The Company was formerly named Newcourt Capital Securities, Inc.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company arranges the private placement of debt securities by third-party issuers and acts as an agent in the distribution of these securities on behalf of its affiliates. Private placements are usually conducted on an agency basis. The Company is also engaged in investment advisory services. The Company is exempt from the SEC's rule 15c3-3 pursuant to paragraph (k)(2)(i) of the Rule.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Cash

The Company maintains its cash in one bank account. The total cash balance is insured by the FDIC up to $250,000. The Company's cash balance as of December 31, 2010 exceeds the balance insured by the FDIC in the amount of $18,360,645. The Company does not believe it is subject to any significant credit risk with respect to its cash.

Private Placement and Advisory Fees

Fees are recognized when private placements and advisory services are completed.

Interest Income

Interest income includes interest earned on cash in bank.

Income Taxes

The Company is a single member limited liability company and as such is treated as a disregarded entity for tax purposes. However, the company's income and expense items are included in the consolidated or combined federal and state income tax returns filed by CIT. As prescribed by an intercompany tax sharing agreement and consistent with ASC 740-10, "Accounting for Income Taxes" (ASC 740-10), income taxes are calculated as if the Company files on a separate return basis and the amount of current tax liability or benefit calculated is either remitted to or received from CIT. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax

expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits within its income tax expense.

3. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. As of December 31, 2010, the Company had net capital of $3,726,989 which was $2,734,745 in excess of its required capital of $992,244. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010 was 3.99 to 1.

4. Related Party Transactions

Under the cost sharing agreement with the Parent, the Company is obligated to pay a yearly fee to the Parent representing the expenses incurred for the provision of facilities, goods and services to the Company. This fee is determined by management of the Parent and allocated based on estimates of the value of the services provided. During the year ended December 31, 2010, the Company incurred $2,386,145 in expenses related to this agreement. These expenses are included as part of operating and administrative expenses.

Commissions are recognized based on a percentage of advisory and private placement fees determined by the Parent. Commissions are disclosed as part of employee compensation and benefits.

At December 31, 2010, the amount due to affiliates was $14,823,632.

During the year ended December 31, 2010, the Company received $5,207,671 in advisory fees and private placement fees in conjunction with private placement offerings on behalf of its affiliate's dealings with third parties.

The financial position of the Company and its results of operations could have differed had the Company been a stand-alone entity.

5. Income Taxes

At December 31, 2010, the Company had a net federal loss carryover of $10,623,540 and net state loss of $30,496,852 that expire between 2029 and 2030. The net loss carryovers provide for federal and state deferred tax assets of $3,718,239 and $2,194,279 respectively, which will be available for offset against future profits, if and when they arise. At the present time, the Company believes it is more likely than not that the deferred tax asset will not be recognized. Accordingly, the Company has provided a full valuation allowance against its deferred tax asset and no deferred tax asset has been reflected in the Statement of Financial Condition.

The Company has no unrecognized tax liabilities and consequently has not accrued interest and penalties related to such liabilities. The Company does not expect its unrecognized tax benefit balance to change significantly in the next 12 months.

The Company's effective tax rate differs from the federal statutory rate of 35% primarily because of the valuation allowance position.

6. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments" (ASC 825-10/SFAS 107), requires disclosure of fair value information about financial instruments, for which it is practical to estimate that value. Management believes that the carrying amounts reported on the Statement of Financial Condition for amounts due to affiliates approximate their fair value, given the short-term nature of these instruments.

7. Employee Compensation and Benefits

Subsequent to the issuance of the Company's 2009 financial statements, CIT's Board of Directors determined that no incentive payments would be made for the fiscal year 2009. The net impact of this decision to the Company was a reduction in employee compensation of $5,062,120. This adjustment has been recognized in the current year's financial statements as a decrease to employee compensation and benefits.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Computation for Determination of Reserve Requirements Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

Net Capital	
Total member's capital	$ 3,758,426
Deductions and/or charges	
Nonallowable assets	
Prepaid expenses	30,050
Furniture & office equipment	1,387
Total deductions	31,437
Net capital	$ 3,726,989
Aggregate Indebtedness	
Total liabilities	$ 14,833,656
Computation of Basic Net Capital Requirement	
Minimum net capital required (based on 6-2/3% of aggregate indebtedness)	$ 992,244
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 992,244
Net capital in excess of requirement	$ 2,734,745
Ratio of aggregate indebtedness to net capital	3.99

The difference between this computation of net capital and the corresponding computation included in the Company's original unaudited FOCUS Report, Form X-17A-5 Part IIA, is presented below:

Net Capital, as reported in the Company's initial filing of the unaudited Part IIA FOCUS Report	$ 7,317,779
Adjustments:	
Net decrease to income tax expense and income tax liability	(3,188,800)
Increase to Employee Compensation and Benefits	(378,826)
Other adjustments	(23,164)
Total deductions	(3,590,790)
Net capital	$ 3,726,989

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under The Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

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Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors
CIT Capital Securities LLC

In planning and performing our audit of the financial statements of CIT Capital Securities LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

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responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2011

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Report of Independent Accountants

To the Board of Directors and
CIT Capital Securities LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of CIT Capital Securities LLC (the "Company") for the year ended December 31, 2010 which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   Item 2B: Payment dated July 29, 2010 in the amount of $5,173 compared to PeopleSoft report obtained from External Reporting and check number 852863 dated July 29, 2010. No differences were noted.

   Item 2F: Payment submission dated February 24, 2011 in the amount of $7,910 compared to PeopleSoft - Accounts Payable report obtained from External Reporting. At the date of our report, the payment has not been made yet. No differences were noted.

2. Compared the Total Revenue amount reported in the audited financial statements for the year ended December 31, 2010 to the Total revenue amount of $5,233,264 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers for which none were noted.

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4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $5,233,264 and $13,083, respectively of the Form SIPC-7. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the Company's Board of Directors, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2011